

07005105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 01 2007
WASH. D.C.
210

SEC FILE NUMBER
8- 66550

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PPHB Securities LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 St. James Place, Suite 125
(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
W. Allen Parks, Designated Principal (713) 621-8100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Malone & Bailey, PLLC
(Name – *if individual, state last, first, middle name*)

2925 Briarpark, Suite 930	Houston	Texas	77042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, W. Allen Parks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PPHB Securities LP, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DEBRA L. ENGEL
MY COMMISSION EXPIRES
June 15, 2009

Signature

Designated Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


MALONE
& BAILEY, PC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
PPHB Securities, L.P.
Houston, Texas

We have audited the balance sheet of PPHB Securities, L.P. as of December 31, 2006, and the related statements of income, changes in partners' capital and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of PPHB Securities, L.P.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PPHB Securities, L.P. as of December 31, 2006, and the results of its operations and its cash flows for the years ended December 31, 2006 and 2005 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

February 12, 2007

Registered Public Company Accounting Oversight Board
American Institute of Certified Public Accountants, SEC Practice Section
Texas Society of Certified Public Accountants

2925 Briarpark, Suite 930 | Houston, TX 77042
(713) 266-0530 – voice | (713) 266-1815 – fax | www.malone-bailey.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
Required by SEC Rule 17a-5

To the Board of Directors
PPHB Securities, L.P.
Houston, Texas

In planning and performing our audits of the financial statements of PPHB Securities, L.P. for the years ended December 31, 2006 and 2005 we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of PPHB Securities, L.P. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that PPHB Securities, L.P.'s practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

February 12, 2007

PPHB Securities, L.P.
Balance Sheet
As of December 31, 2006

ASSETS		
Cash and cash equivalents	$	374,674
Accounts receivable - related party		33,368
TOTAL ASSETS	**$**	**408,042**
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Accounts payable - related party	$	15,960
TOTAL LIABILITIES		15,960
PARTNERS' CAPITAL		392,082
TOTAL LIABILITIES AND PARTNERS' CAPITAL	**$**	**408,042**

See accompanying summary of accounting policies and notes to financial statements.

PPHB Securities, L.P.
Statements of Income
For the Years Ended December 31, 2006 and 2005

	2006	2005
REVENUES:		
Consulting and advisory fees	$ 2,024,250	$ 1,500,750
OPERATING EXPENSES:		
General and administrative	20,726	23,327
INCOME FROM OPERATIONS	2,003,524	1,477,423
OTHER INCOME:		
Interest income	1,135	-
NET INCOME	**$ 2,004,659**	**$ 1,477,423**

See accompanying summary of accounting policies and notes to financial statements.

PPHB Securities, L.P.
Statement of Changes in Partners' Capital
For the years ended December 31, 2006 and 2005

Balance at December 31, 2004	$ -
Capital contributions	10,000
Net income	1,477,423
Distributions	(600,000)
Balance at December 31, 2005	**887,423**
Net income	2,004,659
Distributions	(2,500,000)
Balance at December 31, 2006	**$ 392,082**

See accompanying summary of accounting policies and notes to financial statements.

PPHB Securities, L.P.
Statements of Cash Flows
For the Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 2,004,659	$ 1,477,423
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	(33,368)	-
Accounts payable	(1,330)	17,290
CASH PROVIDED BY OPERATING ACTIVITIES	**1,969,961**	**1,494,713**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to partners	(2,500,000)	(600,000)
CASH USED IN FINANCING ACTIVITIES	**(2,500,000)**	**(600,000)**
NET INCREASE IN CASH	(530,039)	894,713
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	904,713	10,000
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 374,674**	**$ 904,713**

CASH PAID DURING THE YEAR FOR:		
INTEREST	**$ -**	**$ -**
INCOME TAXES	**-**	**-**

See accompanying summary of accounting policies and notes to financial statements.

PPHB Securities, L.P.
Notes to Financial Statements

NOTE A – SUMMARY OF ACCOUNTING POLICIES

PPHB Securities, L.P. ("PPHB Securities") is a registered broker and dealer of securities. PPHB Securities was formed as a Texas Limited Partnership in 2003, and has been operating since early 2005. PPHB brokers private placement securities and provides financial advisory services.

Cash and cash equivalents. PPHB Securities considers as cash all liquid securities with maturities of three months or less.

Revenues are recognized when services are performed. Management considers all amounts recorded as account receivables as fully collectible, so no allowance is provided.

Income taxes are not due, since PPHB Securities is taxed as a partnership for federal purposes and there is no Texas state income tax.

Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

No recent accounting pronouncements are expected to have any effect on PPHB Securities' financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

PPHB Securities is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, PPHB Securities had net capital of $392,082 and PPHB Securities' net capital to aggregate indebtedness ratio was 4%.

NOTE C – PARTNERS' CAPITAL

During 2006, PPHB Securities distributed $2,500,000 to its partners.

NOTE D – RELATED PARTY TRANSACTIONS

PPHB Securities and PPHB LP are owned by the same partners with the same ownership structure. PPHB Securities provides security financing advisory services to PPHB LP's customers. During 2006, PPHB Securities earned $2,024,250 in success fees from PPHB LP's customers in four financing transactions. PPHB LP had assigned this portion of their total fees from third party clients to PPHB Securities for financial advisory services. As of December 31, 2006, PPHB Securities had a receivable of $33,368 from PPHB LP.

PPHB Securities uses personnel and facilities of PPHB LP and it accrues payments from time to time to PPHB LP for these services. As of December 31, 2006, PPHB Securities had a payable to PPHB LP of $15,960.

NOTE E – SUBSEQUENT EVENTS

During first quarter of 2007, PPHB Securities distributed $100,000 to its partners.

PPHB Securities, L.P.
Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2006

NET CAPITAL		
Total partners' capital from balance sheet	$	392,082
Deduct: parters' capital not allowable for net capital		-
Total partners' capital qualified for net capital		392,082
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		392,082
Deductions and/or charges - assets not ready convertible to cash		-
Net capital before haircuts on securities position		392,082
Other securities		-
NET CAPITAL	$	392,082
AGGREGATE INDEBTEDNESS		
Items included in the balance sheet	$	15,960
Items not included in the balance sheet		-
Total aggregate indebtedness	$	15,960
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	1,064
Minimum dollar net capital required of broker-dealer	$	100,000
Net capital required	$	100,000
EXCESS NET CAPITAL	$	292,082
EXCESS NET CAPITAL AT 1000%	$	390,486
PERCENTAGE AGGREGATE INDEBTEDNESS TO NET CAPITAL		4%

PPHB Securities, L.P.
Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2006

RECONCILIATION WITH COMPANY'S COMPUTATION
(including in Part II of Form X-17a-5)

Net capital, as reported in Company's Part II		
(unaudited) Focus report	$	358,714
Net audit adjustments		33,368
Other items		-
NET CAPITAL PER ABOVE	$	392,082

PPHB Securities, L.P.
Supplementary Information
For the year ended December 31, 2006

1. Computation of Reserve Requirement Pursuant to Rule 15c3-3
   The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i).

2. Information Relating to Possession or Control Requirements under Rule 15c3-3
   The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i).